

American (b. 1955)

Kerry James Marshall

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The Painting

Marshall's paintings are rare at auction, since he often sells directly to museums. We secured this important example, which was included in an important global exhibition.

Initial Offering Price	$4,221,000
Offering Circular	sec.gov
Deal Sheet	Download

Record-Se

In 2017, Mars
the most exp



Fundamentals

$20M+ Record: Marshall's work is highly-sought at auction, and his $21.1M record price is the highest price paid for a work by a living Black artist.

Rarity at Auction: Marshall's works are in limited supply and high demand. They often go into the collections of U.S. museums, making them rare at auction.

Celebrity Collectors: Marshall's works are in the private collections of celebrities including Beyonce, Jay-Z, and former First Lady Michelle Obama.

Major Museum Collections: Marshall is known as an institutionally-acclaimed artist, collected by the Met, the MoMA, the Smithsonian, and the Tate.

Massive Prestige: In addition to his institutional acclaim, Marshall been awarded a MacArthur Genius Grant, led a White House committee on the arts, and is a member of the Royal Academy in London.

Upcoming Retrospective: Marshall will open a major retrospective at the Royal Academy in London this fall, which may increase international attention and demand for his work.

Important Style: This painting comes from Marshall's "pin-up" series, a style that was featured in his major 2018 Met retrospective, signaling its importance within his wider output.

Established

Artist Risk Classification


Mature
Speculative
Established
Emerging

Artist Risk Profile

This artist is **Established** based on scoring in Masterworks internal Artist Market Rating Profiles.

The Artist

Kerry James Marshall (b. 1955, Alabama) is a world-renowned contemporary artist known best for his striking figurative paintings that reconsider Western art history from a contemporary Black perspective. His work draws from history as well as his own childhood as a Black man born at the beginning of the American Civil Rights movement who also moved to the Watts neighborhood right before the 1965 Watts riots. In addition to his prolific exhibition history, Marshall has achieved success as an educator and change-maker in the art world.

Important Collectors and Museums



Barack & Michelle Obama
Former President and...



François Pinault
Businessman



Jay Z and Beyonce
Musician and Business



Jeff Bezos
Businessman



Oprah Winfrey
Media

Financials

Price Appreciation of Similar Works

22.8%



$6m
$5m
$4m
$3m
$2m
$1m
$0
2004
2007
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2016
2019
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2025

Similar Sales

Painting	Year	Dimensions	Sale Date	Sale Price
Small Pin-Up (Lens Flare)	2013	30 × 24 in	7/24/2025	$4,221,000
Lost Boys: Aka Black Al	1993	26 × 26 in	5/11/2025	$2,591,000
Lost Boys - Aka Black Tony	1993	28 × 30 in	5/14/2024	$2,228,000
Untitled (Woman Looking Left)	2016	24 × 21 in	6/26/2023	$3,915,002
Untitled (Mask Boy)	2014	36 × 30 in	5/17/2023	$5,734,800
Small Pin-Up (Lens Flare)	2013	30 × 24 in	11/13/2019	$5,503,400
Lost Boys: Aka Black Al	1993	29 × 29 in	5/16/2018	$2,655,000
Angel Of Mercy	1992	23 × 23 in	5/16/2007	$102,000
La Vénus Negra (1992)	1992	37 × 36 in	5/9/2006	$108,000
Super Model (Female)	1994	33 × 30 in	3/15/2006	$96,000

KERRY JAMES MARSHALL

b. 1955, UNITED STATES



$4,221,000
INITIAL OFFERING

22.8%
ANNUAL APPRECIATION OF SIMILAR WORKS[1,2]

33.6%
RECORD PRICE APPRECIATION[3]

Oil on canvas | 30 × 24 in

Marshall is a world-renowned contemporary artist known best for his striking figurative paintings that reconsider Western art history from a contemporary Black perspective by rendering the color of their skin with black pigment.

The Artwork is a brilliant, small-scale example of Kerry James Marshall's portraits of imagined Black people using European Old Master painting techniques. The subject is painted in Kerry James Marshall's signature style, which uses black pigment to depict his subjects' skin. The Artwork is from Kerry James Marshall's acclaimed pin-up portrait paintings series of Black women, which he began in response to the book The Great American Pin-Up published in 1996. Marshall noticed how the publication only featured pictures of white pin-up women and decided to interrogate the racism behind these advertised beauty ideals, explaining: "However problematic people might think the idea of the pinups are, you still can't allow the field to be dominated by a single type of image and not have a counter-image that represents something else. That's unacceptable." A similar pin-up portrait by Kerry James Marshall, Small Pin-Up (Fingerwag), was featured in his major U.S. retrospective, highlighting the importance of this series to the artist's greater artistic output. The Artwork is a vertically-oriented painting that illustrates a Black woman from behind who dramatically turns to look behind her shoulder down and out at the viewer. Wearing only a white bra and a thong, the subtle shading of the figure's black skin against the dark gray background becomes an exploration of light and shadow in the composition. She also dons a pink jewelled earring, a pink heart headband that holds back her locks, and bright green nail polish. In the foreground, a burst of light in the top left corner radiates throughout the composition creating a lens flare effect as if the painting were a photograph. Auction records for artworks similar in scale, subject, and period are led by Untitled (Mask Boy) (2014), which sold for $5,734,800 at Sotheby's New York on May 18, 2023, Untitled (Woman Looking Left) (2016), which sold to Masterworks 340, LLC, for $3,917,294 (£3,073,000) at Sotheby's London on June 27, 2023, and Lost Boys: Aka Black Al (1993), which sold for $2,655,000 at Sotheby's New York on May 17, 2018. The Artwork previously sold at Sotheby's New York on November 14, 2019, for $5,503,400.

Kerry James Marshall is represented by David Zwirner and Jack Shainman Gallery. He has been featured in numerous exhibitions, biennials, and public commissions, including the Venice Biennale (2003 and 2015), the Carnegie International (1999 and 2018), and Documenta 12 (1997 and 2007).

THE ARTIST'S AUCTION RECORDS ARE LED BY PAST TIMES (1997), WHICH SOLD FOR $21,114,500 AT SOTHEBY'S NEW YORK ON MAY 16, 2018, FOLLOWED BY VIGNETTE 19 (2014), WHICH SOLD FOR $18,488,000 AT SOTHEBY'S NEW YORK ON NOVEMBER 14, 2019, AND BEAUTY EXAMINED (1993), WHICH SOLD FOR $13,538,000 AT SOTHEBY'S NEW YORK ON MAY 19, 2022.

His work is also represented in many prestigious public collections, such as the Art Institute of Chicago, the Birmingham Museum of Art, the Harvard Art Museum in Boston, the Los Angeles County Museum of Art, The Broad in Los Angeles, the Ludwig Museum in Cologne, the Metropolitan Museum of Art in New York, the Museum of Contemporary Art in Chicago, the Museum of Modern Art in New York, the National Gallery of Art in Washington, D.C., the San Francisco Museum of Modern Art, the Studio Museum in Harlem, the Tate Modern in London, and the Whitney Museum of American Art in New York, among many others. Marshall's institutional success is reflected in his commercial desirability over the past decade. A studious but not prolific artist, his works are in limited supply and high demand, often going into the collections of U.S. museums who rarely resell. In the private sector, his works feature in the homes of famous private collectors, including Jay-Z and Beyoncé and the former First Lady Michelle Obama. His auction market is characterized by a low level of auction volume based on $9.8 million in total sales over the previous year ending on December 31, 2024, based on publicly available auction records as tracked by third-party data sources. The artist's auction records are led by Past Times (1997), which sold for $21,114,500 at Sotheby's New York on May 16, 2018, followed by Vignette 19 (2014), which sold for $18,488,000 at Sotheby's New York on November 14, 2019, and Beauty Examined (1993), which sold for $13,538,000 at Sotheby's New York on May 19, 2022.

AUCTION RESULTS FOR SIMILAR WORKS[1,2]


5503400
5734800
3915002
2655000
2591000
2228000
96000
108000
102000
1/1/2010
1/1/2015
1/1/2020
1/1/2025
Implied Historical Growth

Kerry James Marshall (b. 1955, Birmingham, Alabama) is a world-renowned contemporary artist known best for his striking figurative paintings that reconsider Western art history from a contemporary Black perspective by rendering the color of their skin with black pigment. His work draws from history as well as his childhood as a Black man born at the beginning of the American Civil Rights movement who also moved to the Watts neighborhood right before the 1965 Watts riots. He paints underrepresented narratives of Black people with the technical skill of European Old Masters to fill gaps in museums' collections and art history. Marshall received his BFA from the Otis Art Institute in 1978 and was awarded an honorary doctorate in 1999. He participated in numerous West Coast exhibitions upon graduating, and in 1985, he received the resident fellowship from the Studio Museum in Harlem. In 1987, he moved to Chicago, where, with the help of a grant from the National Endowment for the Arts in 1991, he pursued art full-time. In 1994, Marshall held his first traveling exhibition, Telling Stories, which opened at the Cleveland Museum of Art. In 1997, he was awarded the MacArthur Foundation Grant and was invited to exhibit his work at Documenta 10 and the Whitney Biennial. His first major museum retrospective, Kerry James Marshall: Mastry, opened at the Museum of Contemporary Art Chicago and traveled to the Met Breuer in New York and the Museum of Contemporary Art in Los Angeles from 2016 to 2017. In addition to his prolific exhibition history, Marshall has also made an impact as an educator and change-maker in the art world. In 2013, President Barack Obama appointed him to his Committee on the Arts and the Humanities, and in 2023, the Royal Academy in London elected him as an Honorary Royal Academician. This September, the Royal Academy will also host the highly anticipated solo exhibition, Kerry James Marshall: The Histories, which will be the largest outside of the United States. Marshall continues to live and work in Chicago.




K.J. MARSHALL 2011

KERRY JAMES MARSHALL



1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The table and chart below capture the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Kerry James Marshall with the following criteria: Single bust-length or three-quarter portraits created after 1990 that measure under 50 inches by 50 inches. The data was sourced from the Masterworks public sale database based on publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date.

3. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Artworks by Kerry James Marshall have a record price compound annual growth rate ("CAGR") of 33.6% from March 16, 2006 to December 31, 2024. This calculation is based on (i) a record price of $80,000 on March 16, 2006, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $18,500,000, the most recent record price as of December 31, 2024, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.